Exhibit 99.5

Director’s Acceptance Letter

To:	Prime Skyline Limited	(the “Company”)
430 Tagore Industrial Avenue
Sindo Industrial estate
Singapore 787810

Attention:	The Secretary

Date:	18 March 2022

I hereby accept and agree to my appointment or election as a director of the Company.

I designate the following telephone and facsimile numbers and e-mail address for service of notice of all directors’ meetings. Notice by telephone or facsimile to either of the said numbers or electronic mail to the stated e-mail address will constitute good and sufficient notice to myself and I agree to advise you of any change in these particulars:

Tel:	+65 9863 9310
Fax:
E-mail address	bob@thebamboogroup.com.sg

I hereby authorise you to enter my name and address in the Register of Directors and Officers of the Company as follows:

Name:	Robert Anthony Gattie

Address:	40 Nassim Hill #03-42, Singapore 258474

Yours faithfully,